UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD
SPECIALIZED DISCLOSURE REPORT

Gold Fields Limited
(Exact name of registrant as specified in its charter)

Republic of South Africa
(State or other jurisdiction of incorporation or organization)

001-31318
(Commission File Number)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices) (Zip Code)

Kelly Carter, EVP Group Head of Legal & Compliance
Tel: +61 8 9211 9252
(Name and telephone number, including area code, of person to contact in connection with this report)

_______________________
Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☑ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

SECTION 1 - CONFLICT MINERALS DISCLOSURE
Item 1.01. Conflict Minerals Disclosure and Report
Not applicable
Item 1.02 Exhibit
Not applicable

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE
Item 2.01. Resource Extraction Issuer Disclosure and Report
Disclosure of payments by resource extraction issuers.
The payment disclosure required by this Form is included as Exhibit 2.01 to this Form SD.

SECTION 3 - EXHIBITS
Item 3.01. Exhibits
The following exhibit is filed as part of this report.

Exhibit Number	Description
2.01	Resource Extraction Payment Report as required by Item 2.01 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Fields Limited

Date: September 20, 2024	By:	/s/ Mike Fraser
		Name:	Mike Fraser
		Title:	Chief Executive Officer

Exhibit 2.01
Resource Extraction Payment Report
Gold Fields Limited
For the period January 1 to December 31, 2023
Currency of report: United States dollars
In this exhibit, references to “ZAR” or “Rand” refer to the South African Rand, “A$” and “Australian dollars” refer to Australian dollars, “£” or “GBP” refer to British pound sterling, “US$” or “USD” refer to United States dollars, “S/.” or "PEN" refers to Peruvian Nuevo Sol, “GH₵” refers to Ghanaian Cedi and “CLP” refers to Chilean Peso.

Government-level Disclosure
Figures in US$ million[1]
Country	Payee Name	Departments, Agency, etc. within Payee that Received Payments	Taxes	Royalties	Fees	Production entitlements	Bonuses	Dividends	Payments for infrastructure improvements	Community and social responsibility payments that required by law or contract	Total
South Africa	Government of South Africa	South African Revenue Service (SARS)	5.7	3.1	—	—	—	—	—	—	8.8
		The Compensation Commissioner for Occupational Diseases	—	—	0.4	—	—	—	—	—	0.4
Total South Africa			5.7	3.1	0.4	—	—	—	—	—	9.2
Peru	Government of Peru	Superintendencia de Administración Tributaria (SUNAT)	67.2	7.2	—	—	—	—	—	—	74.4
		Institución Geológico, Minero y Metalúrgico (INGEMMET)	—	—	0.6	—	—	—	—	—	0.6
		Autoridad Nacional del Agua (ANA)	—	—	0.2	—	—	—	—	—	0.2
		Organismo Supervisor de la Inversión en Energía y Minería (OSINERGMIN)	—	—	0.6	—	—	—	—	—	0.6
		Organismo de Evaluación y Fisicalización Ambiental (OEFA)	—	—	0.4	—	—	—	—	—	0.4
Total Peru			67.2	7.2	1.8	—	—	—	—	—	76.2

Exhibit 2.01

Australia	Australian Government	Australian Taxation Office	193.0	—	—	—	—	—	—	—	193.0
	Western Australian Government	Department of Energy, Mines, Industry Regulation and Safety	—	47.8	5.4	—	—	—	—	—	53.2
		Department of Finance	13.8	—	—	—	—	—	—	—	13.8
		Department of Water and Environmental Regulation	—	—	0.2	—	—	—	—	—	0.2
	Shire of Coolgardie	Shire of Coolgardie	—	—	1.1	—	—	—	—	—	1.1
	Shire of Laverton	Shire of Laverton	—	—	0.7	—	—	—	—	—	0.7
	Shire of Leonora	Shire of Leonora	—	—	0.9	—	—	—	—	—	0.9
Total Australia			206.8	47.8	8.3	—	—	—	—	—	262.9
Ghana	Government of Ghana	Ghana Revenue Authority	155.3	—	—	—	—	—	—	—	155.3
		Minerals Income Investment Fund	—	55.3	—	—	—	—	—	—	55.3
		Minerals Commission	—	—	1.4	—	—	—	—	—	1.4
Total Ghana			155.3	55.3	1.4	—	—	—	—	—	212.0
Chile	Government of Chile	General Treasury of the Republic	3.5	—	0.2	—	—	—	—	—	3.7
Total Chile			3.5	—	0.2	—	—	—	—	—	3.7
Gibraltar	Government of Gibraltar	Income Tax Office – Government of Gibraltar	0.2	—	—	—	—	—	—	—	0.2
Total Gibraltar			0.2	—	—	—	—	—	—	—	0.2
Total			438.7	113.4	12.1	—	—	—	—	—	564.2
Note:
(1)When payments are made in A$, S/., GH₵, Rand, GBP or CLP, they were converted into US$ using the average exchange rates during the reporting period. The average exchange rates for the period from January 1 to December 31, 2023 were A$/US$: 0.66, US$/ZAR: 18.45, US$/PEN: 3.74, US$/CLP: 840.08, US$/GH₵:11.63 and GBP/US$: 1.24.

Exhibit 2.01

Project-level Disclosure
Figures in US$ million[1]
Country	Mineral type	Entity	Project	Taxes	Royalties	Fees	Production entitlements	Bonuses	Dividends	Payments for infrastructure improvements	Community and social responsibility payments that required by law or contract	Total
South Africa	Gold	GFI Joint Venture Holdings Pty Ltd	South Deep Gold Mine	0.2	1.6	0.2	—	—	—	—	—	2.0
		Gold Fields Operations Pty Ltd	South Deep Gold Mine	0.3	1.5	0.2	—	—	—	—	—	2.0
		Gold Fields Holding Company Limited	Investment Holding Company	0.2	—	—	—	—	—	—	—	0.2
		Gold Fields Group Services Pty Ltd	Service Company	1.3	—	—	—	—	—	—	—	1.3
		GFL Mining Services Limited	Investment Holding Company	1.3	—	—	—	—	—	—	—	1.3
		Gold Fields Limited	Investment Holding Company	2.4	—	—	—	—	—	—	—	2.4
Peru	Gold and Copper Concentrate	Gold Fields La Cima	Cerro Corona Mine	67.2	7.2	1.8	—	—	—	—	—	76.2

Exhibit 2.01

Australia	Gold	Gold Fields Australia Pty Ltd	Representative Tax Payer	195.3	—	—	—	—	—	—	—	195.3
		Agnew Gold Mining Company Pty Ltd	Agnew Gold Mine	2.4	10.6	2.4	—	—	—	—	—	15.4
		Gruyere Management Pty Ltd	Gruyere Gold Mine	0.8	7.5	0.9	—	—	—	—	—	9.2
		GSM Mining Company Pty Ltd	Granny Smith Gold Mine	4.5	12.6	1.8	—	—	—	—	—	18.9
		St Ives Gold Mining Company Pty Ltd	St Ives Gold Mine	3.8	17.1	3.2	—	—	—	—	—	24.1
Ghana	Gold	Abosso Goldfields Limited	Damang Gold Mine	19.8	12.4	0.4	—	—	—	—	—	32.6
		Gold Fields Ghana Limited	Tarkwa Gold Mine	135.5	42.9	1.0	—	—	—	—	—	179.4
Chile	Gold	Minera Gold Fields Salares Norte SpA	Salares Norte	3.5	—	0.2	—	—	—	—	—	3.7
Gibraltar	Gold	Euroguard PLC	Insurance cell	0.2	—	—	—	—	—	—	—	0.2
Total				438.7	113.4	12.1	—	—	—	—	—	564.2
Note:
(1)When payments are made in A$, S/., GH₵, Rand, GBP or CLP, they were converted into US$ using the average exchange rates during the reporting period. The average exchange rates for the period from January 1 to December 31, 2023 were A$/US$: 0.66, US$/ZAR: 18.45, US$/PEN: 3.74, US$/CLP: 840.08, US$/GH₵:11.63 and GBP/US$: 1.24.

Exhibit 2.01

Payment Details Disclosure
Figures in US$ million[1]
Payment	Country	Resource	Entity	Project	Extraction Method	Segment	Government	Payment Type	Amount
1	South Africa	Gold	Gold Fields Holding Company Limited	Investment Holding Company	—	Mining Operations	South African Revenue Services	Taxes	0.2
2	South Africa	Gold	Gold Fields Group Services Pty Ltd	Service Company	—	Mining Operations	South African Revenue Services	Taxes	1.3
3	South Africa	Gold	GFL Mining Services Limited	Investment Holding Company	—	Mining Operations	South African Revenue Services	Taxes	1.3
4	South Africa	Gold	Gold Fields Limited	Investment Holding Company	—	Mining Operations	South African Revenue Services	Taxes	2.4
5	South Africa	Gold	GFI Joint Venture Holdings Pty Ltd	South Deep Gold Mine	Underground Mining	Mining Operations	South African Revenue Services	Taxes	0.2
6	South Africa	Gold	GFI Joint Venture Holdings Pty Ltd	South Deep Gold Mine	Underground Mining	Mining Operations	South African Revenue Services	Royalties	1.6
7	South Africa	Gold	GFI Joint Venture Holdings Pty Ltd	South Deep Gold Mine	Underground Mining	Mining Operations	The Compensation Commissioner for Occupational Diseases	Fees	0.2
8	South Africa	Gold	Gold Fields Operations Pty Ltd	South Deep Gold Mine	Underground Mining	Mining Operations	South African Revenue Services	Taxes	0.3
9	South Africa	Gold	Gold Fields Operations Pty Ltd	South Deep Gold Mine	Underground Mining	Mining Operations	South African Revenue Services	Royalties	1.5
10	South Africa	Gold	Gold Fields Operations Pty Ltd	South Deep Gold Mine	Underground Mining	Mining Operations	The Compensation Commissioner for Occupational Diseases	Fees	0.2
11	Peru	Gold and Copper Concentrate	Gold Fields La Cima	Cerro Corona Mine	Open Pit	Mining Operations	Superintendencia de Administración Tributaria (SUNAT)	Taxes	67.2
12	Peru	Gold and Copper Concentrate	Gold Fields La Cima	Cerro Corona Mine	Open Pit	Mining Operations	Superintendencia de Administración Tributaria (SUNAT)	Royalties	7.2
13	Peru	Gold and Copper Concentrate	Gold Fields La Cima	Cerro Corona Mine	Open Pit	Mining Operations	Instituto Geológico, Minero y Metalúrgico (INGEMMET)	Fees	0.6
14	Peru	Gold and Copper Concentrate	Gold Fields La Cima	Cerro Corona Mine	Open Pit	Mining Operations	Autoridad National del Agua (ANA)	Fees	0.2
15	Peru	Gold and Copper Concentrate	Gold Fields La Cima	Cerro Corona Mine	Open Pit	Mining Operations	Organismo Supervisor de la Inversión en Energía y Minería (OSINERGMIN)	Fees	0.6

Exhibit 2.01

16	Peru	Gold and Copper Concentrate	Gold Fields La Cima	Cerro Corona Mine	Open Pit	Mining Operations	Organismo de Evaluación y Fiscalización Ambiental (OEFA)	Fees	0.4
17	Australia	Gold	Gold Fields Australia Pty Ltd	Representative Tax Payer	—	Mining Operations	Australian Taxation Office	Taxes	192.4
18	Australia	Gold	Gold Fields Australia Pty Ltd	Representative Tax Payer	—	Mining Operations	Western Australia Department of Finance	Taxes	2.9
19	Australia	Gold	Agnew Gold Mining Company Pty Ltd	Agnew Gold Mine	Underground and Open Pit Mining	Mining Operations	Australian Taxation Office	Taxes	0.2
20	Australia	Gold	Agnew Gold Mining Company Pty Ltd	Agnew Gold Mine	Underground and Open Pit Mining	Mining Operations	Western Australia Department of Finance	Taxes	2.2
21	Australia	Gold	Agnew Gold Mining Company Pty Ltd	Agnew Gold Mine	Underground and Open Pit Mining	Mining Operations	Department of Energy, Mines, Industry Regulation and Safety	Royalties	10.6
22	Australia	Gold	Agnew Gold Mining Company Pty Ltd	Agnew Gold Mine	Underground and Open Pit Mining	Mining Operations	Department of Energy, Mines, Industry Regulation and Safety	Fees	1.5
23	Australia	Gold	Agnew Gold Mining Company Pty Ltd	Agnew Gold Mine	Underground and Open Pit Mining	Mining Operations	Shire of Leonora	Fees	0.9
24	Australia	Gold	Gruyere Management Pty Ltd	Gruyere Gold Mine	Open Pit	Mining Operations	Western Australia Department of Finance	Taxes	0.8
25	Australia	Gold	Gruyere Management Pty Ltd	Gruyere Gold Mine	Open Pit	Mining Operations	Department of Energy, Mines, Industry Regulation and Safety	Royalties	7.5
26	Australia	Gold	Gruyere Management Pty Ltd	Gruyere Gold Mine	Open Pit	Mining Operations	Department of Energy, Mines, Industry Regulation and Safety	Fees	0.7
27	Australia	Gold	Gruyere Management Pty Ltd	Gruyere Gold Mine	Open Pit	Mining Operations	Shire of Laverton	Fees	0.2
28	Australia	Gold	GSM Mining Company Pty Ltd	Granny Smith Gold Mine	Underground Mining	Mining Operations	Australian Taxation Office	Taxes	0.2
29	Australia	Gold	GSM Mining Company Pty Ltd	Granny Smith Gold Mine	Underground Mining	Mining Operations	Western Australia Department of Finance	Taxes	4.3
30	Australia	Gold	GSM Mining Company Pty Ltd	Granny Smith Gold Mine	Underground Mining	Mining Operations	Department of Energy, Mines, Industry Regulation and Safety	Royalties	12.6
31	Australia	Gold	GSM Mining Company Pty Ltd	Granny Smith Gold Mine	Underground Mining	Mining Operations	Department of Energy, Mines, Industry Regulation and Safety	Fees	1.2
32	Australia	Gold	GSM Mining Company Pty Ltd	Granny Smith Gold Mine	Underground Mining	Mining Operations	Department of Water and Environmental Regulation	Fees	0.1
33	Australia	Gold	GSM Mining Company Pty Ltd	Granny Smith Gold Mine	Underground Mining	Mining Operations	Shire of Laverton	Fees	0.5
34	Australia	Gold	St Ives Gold Mining Company Pty Ltd	St Ives Gold Mine	Underground and Open Pit Mining	Mining Operations	Australian Taxation Office	Taxes	0.2
35	Australia	Gold	St Ives Gold Mining Company Pty Ltd	St Ives Gold Mine	Underground and Open Pit Mining	Mining Operations	Western Australia Department of Finance	Taxes	3.6
36	Australia	Gold	St Ives Gold Mining Company Pty Ltd	St Ives Gold Mine	Underground and Open Pit Mining	Mining Operations	Department of Energy, Mines, Industry Regulation and Safety	Royalties	17.1

Exhibit 2.01

37	Australia	Gold	St Ives Gold Mining Company Pty Ltd	St Ives Gold Mine	Underground and Open Pit Mining	Mining Operations	Department of Energy, Mines, Industry Regulation and Safety	Fees	2.0
38	Australia	Gold	St Ives Gold Mining Company Pty Ltd	St Ives Gold Mine	Underground and Open Pit Mining	Mining Operations	Department of Water and Environmental Regulation	Fees	0.1
39	Australia	Gold	St Ives Gold Mining Company Pty Ltd	St Ives Gold Mine	Underground and Open Pit Mining	Mining Operations	Shire of Coolgardie	Fees	1.1
40	Ghana	Gold	Abosso Goldfields Limited	Damang	Open Pit	Mining Operations	Ghana Revenue Authority	Taxes	19.8
41	Ghana	Gold	Abosso Goldfields Limited	Damang	Open Pit	Mining Operations	Minerals Income Investment Fund	Royalties	12.4
42	Ghana	Gold	Abosso Goldfields Limited	Damang	Open Pit	Mining Operations	Minerals Commission	Fees	0.4
43	Ghana	Gold	Gold Fields Ghana Limited	Tarkwa	Open Pit	Mining Operations	Ghana Revenue Authority	Taxes	135.5
44	Ghana	Gold	Gold Fields Ghana Limited	Tarkwa	Open Pit	Mining Operations	Minerals Income Investment Fund	Royalties	42.9
45	Ghana	Gold	Gold Fields Ghana Limited	Tarkwa	Open Pit	Mining Operations	Minerals Commission	Fees	1.0
46	Chile	Gold	Minera Gold Fields Salares Norte SpA	Salares Norte	Open Pit	Mining Operations	General Treasury of the Republic	Taxes	3.5
47	Chile	Gold	Minera Gold Fields Salares Norte SpA	Salares Norte	Open Pit	Mining Operations	General Treasury of the Republic	Fees	0.2
48	Gibraltar	Gold	Eurogard PLC	Insurance cell	—	Mining Operations	Income Tax Office – Government of Gibraltar	Taxes	0.2
Total									564.2
Note:
(1)When payments are made in A$, S/., GH₵, Rand, GBP or CLP, they were converted into US$ using the average exchange rates during the reporting period. The average exchange rates for the period from January 1 to December 31, 2023 were A$/US$: 0.66, US$/ZAR: 18.45, US$/PEN: 3.74, US$/CLP: 840.08, US$/GH₵:11.63 and GBP/US$: 1.24.